UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

	For Period Ended:	December 31, 2020
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

X Financial
Full Name of Registrant

Former Name if Applicable

7-8F, Block A, Aerospace Science and Technology Plaza, No. 168 Haide Third Avenue, Nanshan District
Address of Principal Executive Office (Street and Number)

Shenzhen 518067, People’s Republic of China
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

X Financial (the “Company”) is unable to complete its annual report on Form 20-F for the fiscal year ended December 31, 2020 (the “2020 Form 20-F”) within the prescribed time period because the Company has experienced an unexpected delay in assembling information and requires additional time to prepare for accurate and adequate disclosure regarding the latest regulatory changes in the industry and the Company’s business model transformation. Therefore, the timely filing of the 2020 Form 20-F is impracticable without unreasonable effort and expense to the Company. The Company expects to file the 2020 Form 20-F within the time period prescribed by Rule 12b-25(b)(2)(ii) under the Securities Exchange Act of 1934.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Frank Fuya Zheng	+86	13910503629
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has disclosed the following unaudited results of operations prepared internally by the Company for the fiscal year ended December 31, 2020 in a press release dated April 23, 2021, which was furnished with the Commission on Form 6-K on April 23, 2021.

Total net revenue was RMB2,193.0 million (US$336.1 million) for the year ended December 31, 2020, as compared to RMB3,088.1 million for the year ended December 31, 2019. Loss from operations was RMB1,430.3 million (US$219.2 million) for the year ended December 31, 2020, compared with income from operation of RMB812.6 million for the year ended December 31, 2019. Net loss attributable to X Financial shareholders was RMB1,308.5 million (US$200.5 million) for the year ended December 31, 2020, compared with net income attributable to X Financial shareholders of RMB774.3 million for the year ended December 31, 2019.

The Company’s results of operations in 2020 have been adversely affected by COVID-19. The Company’s delinquency rate by balance for outstanding loans as of March 31,2020 and June 30, 2020 increased compared with that as of December 31, 2019 because more borrowers defaulted amid an economic downturn in the first half of 2020. The loan facilitation amount also decreased as the Company took a more stringent risk policy to address COVID-19 impact. In the early onset of the third quarter of 2020, the Company’s business was already on track for a steady recovery. In July, the total loan facilitation amount was back to the level in January 2020 before COVID-19, and so were the delinquency rates by balance for outstanding loans. There is no substantial doubt about the ability of the Company to continue as a going concern.

Based on currently available information, the Company expects to report material weaknesses in the Company’s internal control over financial reporting relating to its lack of sufficient skilled staff with U.S. GAAP knowledge and SEC reporting knowledge for the purpose of financial reporting.

X Financial

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 29, 2021	By:	/s/ Frank Fuya Zheng
Name: Frank Fuya Zheng
Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).